NEWS RELEASE	ELD No. 10-15
TSX: ELD NYSE: EGO ASX: EAU	September 2, 2010

ELDORADO CONFIRMS PROPOSAL

TO ANDEAN RESOURCES

VANCOUVER, BC - Eldorado Gold Corporation ("Eldorado" the "Company" or "we") today confirmed it has approached the Board of Directors of Andean Resources Limited (“Andean”) with a proposal to combine the two companies, thus creating the world’s fastest growing and lowest cost gold producer.

Andean is a dual listed company (TSX: AND) (ASX: AND) whose main asset is the Cerro Negro Gold Project (“Cerro Negro”) in the southern province of Santa Cruz in Argentina.  Cerro Negro is an epithermal gold deposit at feasibility study stage that currently contains 2.1 million oz of gold and 20.6 million oz of silver in Probable Reserves.

The proposal put to the Andean Board was for a share exchange transaction at a fixed exchange ratio of 0.310 of an Eldorado common share for each Andean ordinary share, through a friendly transaction supported by a majority of the Andean Directors (the “Proposal”).

Eldorado believes that the Proposal is extremely compelling for all Andean shareholders and represents a fully valued offer for Andean.  Based on the closing price of an Eldorado share on the Toronto Stock Exchange (“TSX”) on August 30th, 2010,  the written Proposal, dated August 30th, 2010, followed an earlier initial approach to Andean on August 18th, 2010, and valued Andean at Cdn$6.36 per share, representing:

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A premium of 61.9% to the Andean 20 day volume weighted average price on the TSX to August 30th, 2010.

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A premium of 89.9% to the Andean recently completed equity financing, which was priced by the Board of Andean at Cdn$3.35 per share.

The Proposal would result in Andean shareholders owning approximately 24% of the combined company on a fully diluted basis, based on reported issued capital of each company as of August 30th, 2010.

Eldorado notes that on August 30th, 2010 it received oral confirmation from Andean that the Andean Board had rejected a proposal submitted on August 18th, 2010.   On August 30th, 2010 Eldorado submitted the Proposal to Andean for its Board’s consideration.  To date, Eldorado has not received any response to the Proposal.  Eldorado intends to meet with investors regarding the proposed transaction and remains open to further discussions with Andean.

Paul N. Wright, President and Chief Executive Officer of Eldorado commented: “After considerable back and forth with representatives of Andean, which started approximately two years ago, we have arrived at our Proposal to Andean.  At this point in time we believe that all Andean shareholders should be made aware of this opportunity.  We have proposed an extremely compelling premium to the shareholders of Andean and welcome Andean’s largest shareholder and all other Andean shareholders to our register.  The transaction is consistent with Eldorado’s stated strategy of building a geographically diversified, low cost, high growth gold producer.  We believe the enlarged entity will be favorably viewed by Eldorado and Andean shareholders and the markets and look forward to receiving feed-back from all shareholders and to further discussing the proposed transaction with the Board of Andean”.

Benefits to Andean Shareholders

The Proposal is driven by a respect for shareholder value and Andean’s accomplishments to date. We believe that the proposed transaction represents a unique opportunity for Andean to deliver both immediate and long term value to its shareholders, particularly in the current strong gold environment. The benefits to Andean shareholders include:

  an immediate and substantial premium of 61.9% to Andean’s 20 day volume weighted average share price (based on closing prices of Eldorado and Andean shares on the TSX on August 30th, 2010) and 89.9% premium to the offering price of Andean’s recently completed equity financing;

  the immediate unlocking of the value of Cerro Negro, thus eliminating single project risk;

  an opportunity to enhance and accelerate the development of Cerro Negro through the combination of Eldorado and Andean’s dedicated teams;

  diversification of production and cash flow across a portfolio of new producing mines and quality development projects as well as continued exposure to Cerro Negro;

  participation in a high quality, high growth, geographically diverse, pure gold producer with a significant market presence and analytical endorsement;

  immediate exposure to the strong current gold price environment through current low cost production and cash flow from Eldorado’s portfolio of mines, namely Kisladag, Tanjianshan, Jinfeng and White Mountain;

  exposure to Eldorado’s high quality portfolio of development properties, including Efemçukuru, Eastern Dragon, Perama Hill and Tocantinzinho;

  ownership in one of the lowest cost gold producers;

  a strong balance sheet and cash position going forward, and;

  ownership in a company with significant trading liquidity, with listings on the Toronto Stock Exchange, the New York Stock Exchange  and the Australian Securities Exchange and coverage from 21 research analysts.

Paul Wright concluded: “Cerro Negro is an excellent fit for Eldorado.  It enhances Eldorado through an additional, very high quality, low cost and prospective near-term mine and helps Eldorado achieve a desirable balance of geographical diversification among the Aegean, China and South America.  Eldorado believes the combined company will offer investors the most compelling gold vehicle available – a low cost, high growth, solidly performing company fully exposed to higher gold prices through unhedged production, reserves and expanding resources.

Conditions to the Proposal

The transaction is subject to support of a majority of the Andean Directors and will be subject to the normal terms and conditions associated with a transaction of this nature, including regulatory approvals and Eldorado shareholder approval as may be required by the Toronto Stock Exchange .  The full list of conditions would be specified in a separate release by Eldorado at the appropriate time.  Eldorado has conducted extensive due diligence of Cerro Negro and Andean under an expired confidentiality agreement.  Standstill and other terms of the Andean confidentiality agreement have terminated.

This announcement does not constitute an offer or public proposal to Andean shareholders and there can be no assurance that any offer will be made or that any transaction will take place.

Eldorado is being advised by GMP Securities, Fasken Martineau DuMoulin LLP, Freehills, and Dorsey & Whitney LLP.

Eldorado is a gold producing, exploration and development company actively growing businesses in Brazil, China, Greece, Turkey and surrounding regions. We remain one of the lowest cost pure gold producers.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright

President & Chief Executive Officer

Eldorado will host a conference call Friday, September 3, 2010 to discuss this news release at 8:30 a.m. PDT. You may participate in the conference call by dialing 416-695-6622 in Toronto or 1-800-335-4959 toll free in North America and from Australia 0011-800-6578-9898 and asking for the Eldorado Conference Call with Chairperson: Paul Wright, President and CEO of Eldorado Gold. The call will be available on Eldorado’s website www.eldoradogold.com. A replay of the call will be available until September 10, 2010 by dialing 416-695-5800 in Toronto or 1-800-408-3053 toll free in North America and entering the Pass code 5763001.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

Certain of the statements made herein may contain forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-looking statements or information herein include, but are not limited, to statements or information with respect to the Company's proposal to Andean Resources and the anticipated benefits.

Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.  We have made certain assumptions about the forward-looking statements and information, including, assumptions about the price of gold, the estimated reserve, resources and production of the combined entity and the impact on the integration of the business on our operations and financial position.  Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate.  Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information.  These risks, uncertainties and other factors include, among others, the following:  the ability to conclude a transaction,  gold price volatility; discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries; mining operational and development risk; business integration risks;  litigation risks; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; currency fluctuations; speculative nature of gold exploration; global economic climate; dilution; share price volatility; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the sections entitled "Forward-Looking Statements" and "Risk Factors" in the Company's Annual Information Form & Form 40-F dated March 31, 2010.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.
Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein.  Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO). Eldorado’s CHESS Depositary Interests (CDIs) trade on the Australian Securities Exchange (ASX: EAU).   The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Vice President Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: laurelw@eldoradogold.com